Exhibit 12.1

Armstrong World Industries, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges and of

Earnings to Combined Fixed Charges and Preferred Dividends

(dollar amounts in millions)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Determination of Earnings
Earnings from continuing operations before income taxes	$49.4	$222.1	$150.6	$94.6	$154.5	$116.0
Equity earnings from joint venture	(16.3)	(67.0)	(73.1)	(66.1)	(65.1)	(59.4)

Earnings from continuing operations before income taxes and equity earnings	$33.1	$155.1	$77.5	$28.5	$89.4	$56.6
Add:
Fixed charges	9.9	38.9	51.5	47.1	48.9	73.0
Distributed income from equity affiliates (1)	—	—	—	—	—	—
Amortization of capitalized interest	—	0.3	0.1	0.2	0.2	0.1
Less:
Capitalized interest	—	(1.3)	(0.3)	(0.8)	(0.6)	(0.4)

Total earnings as defined	$43.0	$193.0	$128.8	$75.0	$137.9	$129.3

Fixed charges
Interest expense	$9.2	$35.4	$49.5	$44.6	$46.6	$71.0
Capitalized interest	—	1.3	0.3	0.8	0.6	0.4
Estimate of interest included in rent expense (2)	0.7	2.2	1.7	1.7	1.7	1.6

Total fixed charges	$9.9	$38.9	$51.5	$47.1	$48.9	$73.0

Preferred dividends	—	—	—	—	—	—
Total combined fixed charges and preferred dividends	$9.9	$38.9	$51.5	$47.1	$48.9	$73.0

Ratio of Earnings to Fixed Charges	4.3	5.0	2.5	1.6	2.8	1.8

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	4.3	5.0	2.5	1.6	2.8	1.8

(1) Includes only return on investment, not return of investment.

(2) One-third of rent expense is considered to be representative of the interest factor in rent expense.